Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2007		2008		2009		2010		2011
Earnings
Income from continuing operations before provision for income taxes and extraordinary item	$111,858		$366,287		$447,662		$518,894		$473,547
Income from equity investees	(25,136)		(42,073)		(36,531)		(45,443)		(49,491)
Distributed income from equity investees	19,902		32,897		33,705		33,882		39,995
Interest and amortization of deferred finance costs	356,488		643,397		643,608		647,593		644,410
Amortization of capitalized interest	881		1,468		2,021		2,421		2,882
Implicit rental interest expense	36,696		55,440		59,384		62,116		63,695

Total Earnings	$500,689		$1,057,416		$1,149,849		$1,219,463		$1,175,038

Fixed Charges
Interest and amortization of deferred finance costs	$356,488		$643,397		$643,608		$647,593		$644,410
Capitalized interest	19,009		22,087		16,649		11,316		20,998
Implicit rental interest expense	36,696		55,440		59,384		62,116		63,695

Total Fixed Charges	$412,193		$720,924		$719,641		$721,025		$729,103

Ratio of earnings to fixed charges	1.21	x	1.47	x	1.60	x	1.69	x	1.61	x